CRM Mutual Fund Trust

c/o BNY Mellon Investment Servicing (U.S.) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

June 9, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Staff Review of Financial Statements of
CRM Mutual Fund Trust
(File Nos. 333-123998 and 811-21749)

Ladies and Gentlemen:

This letter is to respond to comments received on or around April 25, 2011 from Ms. Sheila Stout of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of financial statements for the fiscal year ended June 30, 2010 filed by CRM Mutual Fund Trust (the “Registrant”) with respect to each of its series (the “Funds”).

1.	Comment:	The Staff requested that the Registrant provide certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

	Response:	The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

		(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

		(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

		(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Comment:	The Staff noted that in response to a comment from Staff received on January 6, 2011 regarding differences between the expense ratios reflected in the financial statements for CRM Large Cap Opportunity Fund, CRM Global Opportunity Fund, CRM All Cap Value Fund, and CRM International Opportunity Fund and the expense ratios reflected in the fee tables included in the prospectus for such

Funds, the Registrant stated that the prospectus fee tables reflect acquired fund fees and expenses (“AFFE”), as required by Form N-1A. The Staff noted that the differences between the expense ratios reflected in the financial statements and the prospectus fee tables for such funds did not appear to be entirely attributable to AFFE, and requested that the Registrant explain the reason for such differences in more detail.

Response:	The Registrant has re-reviewed the presentation of expense ratios and the Funds’ financial statements and the Funds’ prospectus fee tables, and notes the following:

(a) CRM Large Cap Opportunity Fund

(i) Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement (“Net Expenses”):

	Net Expenses presented in Financial Statements	Net Expenses presented in Prospectus Fee Table
Institutional Shares	1.03%	0.91%
Investor Shares	1.28%	1.16%

The Registrant notes that the difference between Net Expenses in the financial statements and the prospectus for each of Investor Shares and Institutional Shares of the Fund is attributable to the presentation of AFFE in the prospectus fee table in the amount of 0.01% and to new, lower contractual fee waivers effective on June 30, 2010 which limit Institutional Shares expenses to 0.90% (excluding, among other things, AFFE), and Investor Shares expenses to 1.15% (excluding, among other things, AFFE). Such contractual fee waivers were presented in the prospectus fee table in accordance with Form N-1A. The Fund’s financial statements reflect the higher fee waivers in effect for the fiscal year ended June 30, 2010.

(ii)	Total Annual Fund Operating Expenses Before Fee Waiver and Expense Reimbursement (“Gross Expenses”):

	Gross Expenses presented in Financial Statements	Gross Expenses presented in Prospectus Fee Table
Institutional Shares	1.05%	1.06%
Investor Shares	1.30%	1.31%

The Registrant notes that the difference between Gross Expenses in the financial statements and the prospectus for each of Investor Shares and Institutional Shares of the Fund is attributable to the presentation of AFFE in the amount of 0.01% in the prospectus fee table.

(b)	CRM Global Opportunity Fund

(i)	Net Expenses:

	Net Expenses presented in Financial Statements	Net Expenses presented in Prospectus Fee Table
Institutional Shares	1.25%	1.26%
Investor Shares	1.50%	1.51%

The Registrant notes that the difference between Net Expenses in the financial statements and the prospectus for each of Investor Shares and Institutional Shares of the Fund is attributable to the presentation of AFFE in the amount of 0.01% in the prospectus fee table.

(ii)	Gross Expenses:

	Gross Expenses presented in Financial Statements	Gross Expenses presented in Prospectus Fee Table
Institutional Shares	1.74%	1.75%
Investor Shares	2.64%	2.00%

The Registrant notes that the difference between Gross Expenses in the financial statements and the prospectus for Institutional Shares of the Fund is attributable to the presentation of AFFE in the amount of 0.01% in the prospectus fee table. The Registrant notes that the Gross Expenses in the prospectus for Investor Shares of the Fund were wrong. However, the Registrant notes that, as indicated above, Net Expenses were reported in the prospectus correctly. The Registrant also notes that the actual Gross Expenses for Investor Shares of the Fund have been below 2.00% during the period for which the Fund’s current prospectus has been in effect, and that the semi-annual report received by shareholders dated December 31, 2010 reported Gross Expenses of 1.54% for Investor Shares. Accordingly, the Fund has not corrected its prospectus fee table. The Fund has reviewed its procedures and will adopt additional procedures to ensure that expenses are presented accurately in the prospectus in the future.

(c)	CRM All Cap Value Fund

	(i)	Net Expenses:

	Net Expenses presented in Financial Statements	Net Expenses presented in Prospectus Fee Table
Institutional Shares	1.25%	1.26%
Investor Shares	1.50%	1.51%

The Registrant notes that the difference between Net Expenses in the financial statements and the prospectus for each of Investor Shares and

Institutional Shares of the Fund is attributable to the presentation of AFFE in the amount of 0.01% in the prospectus fee table.

(ii)	Gross Expenses:

	Gross Expenses presented in Financial Statements	Gross Expenses presented in Prospectus Fee Table
Institutional Shares	1.87%	1.88%
Investor Shares	2.06%	2.13%

The Registrant notes that the difference between Gross Expenses in the financial statements and the prospectus for Institutional Shares of the Fund is attributable to the presentation of AFFE in the amount of 0.01% in the prospectus fee table. The Registrant notes that the Gross Expenses in the prospectus for Investor Shares of the Fund were incorrect. However, the Registrant notes that such Gross Expenses in the prospectus were overstated. In addition, as indicated above, Net Expenses were reported in the prospectus correctly. Accordingly, the Fund has not corrected its prospectus fee table. The Fund has reviewed its procedures and will adopt additional procedures to ensure that expenses are presented accurately in the prospectus in the future.

(d)	CRM International Opportunity Fund

	(i)	Net Expenses:

	Net Expenses presented in Financial Statements	Net Expenses presented in Prospectus Fee Table
Institutional Shares	1.25%	1.26%
Investor Shares	1.50%	1.51%

The Registrant notes that the difference between Net Expenses in the financial statements and the prospectus for each of Investor Shares and Institutional Shares of the Fund is attributable to the presentation of AFFE in the amount of 0.01% in the prospectus fee table.

(ii)	Gross Expenses:

	Gross Expenses presented in Financial Statements	Gross Expenses presented in Prospectus Fee Table
Institutional Shares	4.90%	4.91%
Investor Shares	5.12%	5.16%

The Registrant notes that the difference between Gross Expenses in the financial statements and the prospectus for Institutional Shares of the Fund is attributable to the presentation of AFFE in the amount of 0.01% in the prospectus fee table. The Registrant notes that the Gross Expenses in the prospectus for Investor Shares of the Fund were incorrect. However, the Registrant notes that such Gross Expenses in the prospectus were overstated. In addition, as indicated above, Net Expenses were reported in the prospectus correctly. Accordingly, the Fund has not corrected its prospectus fee table. The Fund has reviewed its procedures and will adopt additional procedures to ensure that expenses are presented accurately in the prospectus in the future.

Please call the undersigned at (212) 415-0477 with any questions.

Sincerely,

Carlos A. Leal
Treasurer and Chief Financial Officer
CRM Mutual Fund Trust

cc.	Steven A. Yadegari, Esq.

Secretary and Chief Legal Officer

CRM Mutual Fund Trust